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                                                     Flexi-Van Leasing, Inc.
                                                     251 Monroe Avenue
                                                     Kenilworth, NJ  07033-1106
                                                     (908) 276-8000
                                                     FAX: (908) 276-7666





FOR IMMEDIATE RELEASE.  FOR FURTHER INFORMATION CONTACT
SCOTT GRISWOLD AT (310) 208-6055.

CASTLE & COOKE COMMITTEE ASKS FLEXI-VAN TO EXTEND OFFER UNTIL MAY 19

May 15, 2000

The special committee appointed by the board of directors of Castle & Cooke, Inc., has requested Flexi-Van Leasing, Inc. to extend the proposal made on March 29, 2000 to acquire the remaining interests in the company. Flexi-Van has confirmed that the proposal will remain available until the close of business on Friday, May 19, 2000. The committee requested the extension to give the special committee's financial advisor additional time to complete its report to the committee.

The proposal contemplated the negotiation and execution of a binding agreement for the acquisition of all interests in the company at $17.00 per share, a premium of 41% over the pre-proposal price. David H. Murdock and Flexi-Van Leasing, Inc. originally reserved the right to terminate the proposal if a definitive agreement had not been executed by May 15, 2000. In connection with its proposal, Flexi-Van Leasing, Inc. has engaged Deutsche Bank to advise on the transaction and has received a "highly confident" letter from Deutsche Bank with respect to the financing necessary to consummate the proposed transaction.

Mr. David H. Murdock, Chairman of Flexi-Van, stated "I have agreed to a brief extension until the end of this week so that the committee and its advisors can complete their work. I continue to believe my proposal represents an attractive and fair proposal for the Castle & Cooke shareholders and look forward to a positive response from the company and its special committee."

Flexi-Van Leasing, Inc., is the largest stockholder of Castle & Cooke, Inc., holding 4,501, 310 shares of common stock or approximately 26.4% of the total number of outstanding shares of Castle & Cooke, Inc. Mr. Murdock's sons also hold an additional 26,956 shares for a total combined ownership of 26.6%.

A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF CASTLE & COOKE, INC. COMMON STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER

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COMMENCES, EACH SECURITY HOLDER OF CASTLE & COOKE, INC. SHOULD READ THE PROXY
STATEMENTS OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF CASTLE & COOKE, INC. CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB







SITE AT HTTP://WWW.SEC.GOV. SECURITY HOLDERS OF CASTLE & COOKE, INC. MAY ALSO OBTAIN COPIES OF THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING FLEXI-VAN LEASING, INC., WHEN THE DOCUMENTS BECOME AVAILABLE.